Via Facsimile and U.S. Mail
Mail Stop 4720

April 22, 2010

D. Michael Jones
General Counsel
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060

   Re: **Markel Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      File No. 001-15811

Dear Mr. Jones:

   We have reviewed your March 26, 2010 response to our March 22, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

15(b). Related Party Transactions, Notes to the Consolidated Financial Statements, page 66

1. We note your response to our prior comment 2 and ask that you provide us with a detailed analysis as to why you believe First Market Bank was not a related party during the 2009 fiscal year, as defined by Item 404 of Regulation S-K.

Controls and Procedures, page 121

2. We note your response to our prior comment 3; however, we ask that you please amend your Form 10-K for the fiscal year ended December 31, 2009 to include the appropriate language regarding your chief executive officer and chief financial officer's conclusion regarding the effectiveness of the company's disclosure controls and procedures.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director